Exhibit 99.1

NASH clinical trial presentation and continued revenue growth

Key Highlights:

●	Professor Arun Sanyal to present IMM-124E NASH clinical trial results at the Liver Meeting in San Francisco

●	Travelan® on display at HealthEd

●	Australian Travelan® sales continue to grow, with a Q1 CY19 figure of $340K AUD. This represents a 3% increase from the same period last year.

●	In the month of September, Australian Travelan® sales reached $142K AUD representing a 20% increase on the same month of last financial year.

●	Global Immuron Limited sales for Q1 2019 reached $482K AUD which is a 2% increase on the same quarter of last financial year.

Melbourne, Australia, November 9, 2018: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of many gut mediated diseases, today announced that the IMM-124E NASH clinical study findings will be presented by Professor Arun Sanyal at the American Association for the study of Liver Disease which will be held in San Francisco, California during the 9th – 13th of November 2018.

The presentation entitled “IMM-124E Improves Metabolic Endotoxemia and Markers of Liver Injury in Non-Alcoholic Steatohepatitis” will be on the 11th of November 2018 at the Novel Therapeutics for NASH session. A copy of the presentation will be made available on Immuron’s website at www.immuron.com.

Travelan was on display at HealthEd, the Australian General Practitioner conference series, in Sydney, Melbourne and Brisbane. At these events, Dr. Bernie Hudson, a respected key opinion leader in Travel Medicine, presented the latest research on travellers’ diarrhoea to an audience of over 2,000 medical professionals. Key research data on Travelan® and its efficacy was included in this educational piece.

The company is pleased to report the sales results of its commercially available and over-the-counter gastrointestinal and digestive health supplement Travelan®, for the fiscal year first quarter ending on September 30, 2018.

Australian Travelan® sales reached $340K AUD in the first quarter of CY19, compared to $330K in the same period of last financial year. In the month of September 2018, Australian Travelan sales climbed to $142K AUD, showing a strong 20% increase from the same month of last financial year.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

Global Immuron Limited revenue for Q1 CY2018, reached $482K AUD before rebates, compared to $475K last financial year.

Immuron CEO Jerry Kanellos states “we are pleased that Professor Arun Sanyal will be sharing our clinical study findings at this important meeting. The company’s focus since reporting the topline results of the study in March this year has been on completing the final clinical study report and we are currently working with our contract research organization partners to complete the final analysis of the data generated, and additional tests currently being performed. The final clinical study report should be completed by the end of this year and the plan is to submit it in the new year according to the FDA Code of Federal Regulations (42 CFR Part 11) – Clinical Trials Registration and Result Information Submission guidelines.”

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhea and its lead clinical candidate, IMM-124E, is in Phase II clinical trials for Non-Alcoholic Steatohepatitis (NASH), Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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